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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                           For the month of July 1999

                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, PQ, Canada H4M 2V2

     [indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F [X]     Form 40-F [ ]

     [indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             Yes [ ]      No [X]


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           NYMOX PHARMACEUTICAL CORPORATION




Date: July 30, 1999                                 /s/ Roy Wolvin
                                           ---------------------------------


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At the Annual Meeting of Shareholders held on June 30, 1999, the following six persons were elected directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Senator W. David Angus, QC, Dr. Paul Averback, MD, Dr. Colin Bier, Ph.D., Dr. Hans Black, MD, Mr. Martin Barnes, and Dr. Kenneth Harrington, Ph.D.

Senator Angus will also serve as Chairman of the Board of Directors and along with Dr. Black will be replacing Dr. Ghanbari and Mr. John Melikoff as directors.